

Mail Stop 7010

July 19, 2007

<u>via U.S. mail and facsimile</u>

Ms. Lisa G. Meier
Chief Financial Officer
Flotek Industries, Inc.
7030 Empire Central Drive
Houston, TX 77040

> **RE: Flotek Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-13270**

Dear Ms. Meier:

       We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Results of Operations, page 20</u>

1. In consideration that your effective tax rate was 36.7%, 17.6%, and 9.0% in the years 2006, 2005, and 2004, respectively, please revise your income tax expense discussion in future filings to specifically disclose and quantify the reasons for the fluctuations in your income tax expense year over year. Your current disclosure that the significant increase in taxes is a result of an increase in your projected federal statutory rate based on estimated income levels, and an increase in your estimated state income tax liability appears general in nature and may not provide

investors with a complete understanding of the specific factors that impacted your income tax fluctuations.

Contractual Obligations, page 27

2. Please include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consolidated Statements of Income and Comprehensive Income, page 34

3. We note the following about your operations:
    *   Within your chemicals and logistics segment, as disclosed on page 2, your specialty chemical division offers a full spectrum of oilfield specialty chemicals and your logistics division designs, project manages and operates automated bulk material handling and loading facilities.
    *   Further on page 2, you disclose that your drilling products segment manufacturers, sells, rents, and inspects specialized equipment.
    *   As disclosed on page 56, you have implemented a new software package to better monitor your drilling tool rental activities.
    *   In your Form 8-K that was filed on March 20, 2007 that contained the financial statements of Triumph Drilling Tools, you disclose on page 5 that Triumph is a leading regional provider of down-hole rental equipment.
    In future filings, please revise your consolidated statements of income to separately present your revenue by net sales of tangible products, income from rentals, and revenues from services, and separately present the corresponding cost of tangible goods sold, expenses applicable to rental income, and cost of services. Refer to Rule 5-03(1)&(2) of Regulation S-X.

Note 3 – Acquisitions, page 41

4. We note your acquisitions of Can-Ok, Total Well Solutions, LLC, and LifTech, LLC during 2006. Please provide to us with your significance tests of Rules 1-02(w) and 3-05 of Regulation S-X in determining the need for providing financial statements related to these acquisitions. We may have additional comments after reviewing your response.

5. In addition, in light of your three acquisitions in 2006, please tell us your considerations of providing pro forma financial information pursuant to paragraph 54 of SFAS 141.

6. Based on your disclosures on page 43, we note that you have allocated 2.7%, 3.3%, and 2.8% of total assets acquired to intangible and other assets, respectively, for your acquisitions of Can-Ok, Total Well Solutions, LLC, and LifTech, LLC. We further note the following:
   - Your discussion of the significance of your intellectual property on page 3.
   - In your asset purchase agreement of Can-Ok Field Services, Inc. filed as Exhibit 10.1 to your Form 10-Q for the quarter ended March 31, 2006, specifically Section 1.1, the agreement states that you have acquired, among other assets, the rights of the Company under the operating agreements, all of the customer lists and customer files, and all of the rights to use the trade name Can-Ok.
   - Similarly, in the asset purchase agreement of Stabilizer Technology, Inc. filed as Exhibit 10.2 of your Form 10-Q for the quarter ended March 31, 2006, the agreement states you have acquired, among other assets, the rights of the Company under the operating agreements, all of the customer lists and customer files, and all of the rights to use the trade name Stabilizer Technology.
   - You disclose on page 43 that in addition to acquiring tangible assets in the Total Well Solutions acquisition, you licensed the rights to exercise the exclusive worldwide rights to a patented gas separator used in coal bed methane production.
   - Based on the asset purchase agreement contained at Exhibit 10.1 to your Form 10-Q for the quarter ended June 30, 2006, it appears you also acquired various intellectual property rights, that includes among other items, trademarks, service marks, trade names, and copyrights. You further obtained leasehold rights and all of the customer lists and customer files.
   - The asset purchase agreement contained at Exhibit 10.3 to your Form 10-Q for the quarter ended June 30, 2006, related to the acquisition of LifTech, LLC also appears to provide you with similar intangible assets, including leasehold rights, all of the customer lists and customer files and all of the rights to use the trade name.

   In light of the above, it is unclear to us why you have not allocated more of the total assets acquired to intangible assets. Pursuant to paragraphs 39 and A10 through A28 of SFAS 141, please explain to us your analysis to allocate significant amounts of your assets acquired to goodwill as opposed to allocating amounts to intangible assets.

Note 13 – Commitments and Contingencies, page 52

7. We note your disclosure that the company is involved, on occasion, in routine litigation incidental to your business. Please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

Note 14 – Segment Information, page 53

8. We note that you currently disclose three reportable segments; Chemicals and Logistics, Drilling Products, and Artificial Lift. In consideration that sales in your Chemicals and Logistics segment represented 50% of your total consolidated net revenue for the year ended December 31, 2006, we note the following:
    - You disclose on page 2 that your specialty chemical division offers a full spectrum of oilfield specialty chemicals used for drilling, cementing, stimulation, and production.
    - Also on page 2, you disclose that your logistics division designs, project manages and operates automated bulk material handling and loading facilities for oilfield service companies.
    - Revenue in your chemicals and logistics segment has grown from $18 million in 2004 to $50.5 million in 2006.
    - In your discussion of results by segment on page 23, you disclose that $17.8 million of the total $20.9 million revenue increase in your chemicals and logistics segment is from sales of your proprietary biodegradable environmentally benign green chemicals. You further disclose that margins continue to increase as you focus on shifting more of your sales mix to higher margin patented and proprietary products.
    - We further note on your website that you continue to separately present 4 companies under your Companies section, including CESI Chemical and MTI.

    In light of these disclosures, it is unclear to us how you have determined to aggregate your specialty chemicals and logistics operations into one reportable segment. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker covering the years ended 12/31/06 and 12/31/05.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

9. We note your disclosure on page 2 that all three of your segments market products domestically and internationally and your disclosure on page 3 that you have been expanding your international sales efforts and you expect international sales to continue to increase. In future filings, please expand your disclosures to include information about your geographic areas. Refer to paragraph 38 of SFAS 131.

Item 9A. Controls and Procedures, page 56

10. We note that you identified two material weaknesses as a part of management's assessment of your internal controls over financial reporting. We note your disclosure that as a result of these material weaknesses, you recorded adjustments to your financial statements for the year ended December 31, 2006 that affected several financial statement line items. Please provide us with a schedule of these adjustments. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate and how you determined that the amounts presented in your previously filed 10-Q's are appropriate.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief